December 17, 2012

RE: Get cash now from your 250 West 57th St. Associates L.L.C. investment.

Dear Investor,

Good news!  Now you can sell your 250 West 57th St. Associates L.L.C. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $100,000 per unit. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for 250 West 57th St. Associates L.L.C. to decide if or when you get your money back. But this offer expires on February 8, 2013, so you must act soon.

Why take advantage of this opportunity today?

•
Don’t wait for a possible IPO; Guarantee your cash now. The Supervisor has proposed a consolidation of Empire State into a real estate investment trust as part of an initial public offering. The Supervisor has stated it plans to complete the IPO “no later than December 31, 2014.” However, there can be no guarantee if or when the proposed IPO will occur.  Moreover, if the IPO is approved (which requires approval by 80% of the owners), you will not be able to sell your new interests immediately: you would be permitted to sell 50% six months after the IPO and the remainder after 1 year.

•
Our offer is more than double the highest reported trade in 2011! The Company disclosed that the only trades during 2011 where a purchase price was disclosed indicated that the price $23,000 for a $5,000 Participation or $46,000 per $10,000 Original Participation Unit.  Our offer of $100,000 per Unit is more than twice as much as the highest transfer price of $46,000 per Unit reported in 2011.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out now.

•
Sell without broker fees or commissions. Most secondary limited partnership unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  We pay any Company transfer fees.

•	Cut the time and expense of IRS documents. If you sell your Units now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after 250 West 57th St. Associates L.L.C. confirms the transfer.

MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
President, MacKenzie Capital Management, LP

P.S. Remember, this offer expires February 8, 2013. So don’t delay. Fill out and mail in the 250 West 57th St. Associates L.L.C. Assignment Form today so we can rush you a check.